SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Autonomous City of Buenos Aires, Aug 7, 2025

To the

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

COMISIÓN NACIONAL DE VALORES

MERCADO ABIERTO ELECTRÓNICO S.A.

Ref: Financial Statements as of 06/30/2025

Dear Sirs:

In order to comply with the requirements of Article No. 63, of the ByMA Listing Regulations, we inform you that the Board of Directors of YPF S.A. (the “Company”) at its meeting held on Aug 7, 2025, approved the condensed interim financial statements for the six-month period ended June 30, 2025. Relevant information of the condensed consolidated interim financial statements of YPF S.A. follows:

1) Net profit for the period (in millions of pesos)

Attributable to shareholders of the parent company	44,178
Attributable to non-controlling interest	17,517

Total net profit for the period	61,695

2) Other comprehensive income for the period (in millions of pesos)

Attributable to shareholders of the parent company	1,980,735
Attributable to non-controlling interest	34,899

Total other comprehensive income for the period	2,015,634

3) Comprehensive income for the period (in millions of pesos)

Attributable to shareholders of the parent company	2,024,913
Attributable to non-controlling interest	52,416

Total comprehensive income for the period	2,077,329

4) Detail of Shareholders’ equity as of 06/30/2025 (in millions of pesos)

Shareholders’ contributions:
Capital	3,922
Adjustment to capital	6,083
Treasury shares	11
Adjustment to treasury shares	18
Share-based benefit plans	9,247

Acquisition cost of treasury shares	(9,795)
Share trading premiums	2,661
Issuance premiums	640

Total shareholders’ contributions	12,787

Legal reserve	944,383
Reserve for future dividends	0
Reserve for investments	7,907,041
Reserve for purchase of treasury shares	39,848
Other comprehensive income	5,012,420
Unappropriated retained earnings and losses	121,690

Equity attributable to shareholders of the parent company	14,038,169

Non-controlling interest	276,779

Total shareholders’ equity	14,314,948

5. Shares owned by the parent group

As of June, 30, 2025, the number of shares belonging to the controlling shareholder of the Company amounted to 200,593,289 shares, which include 200,589,525 class D shares and 3,764 class A shares.

6. Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

7. Controlling shareholder of the company:

Federal Government - Ministry of Economy - Secretary of Energy, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires

Yours faithfully,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: Aug 7, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer

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